       The Pemberwick Fund (the "Pemberwick Fund" or the "Fund") is a series of Manager Directed Portfolios (the "Trust"). The Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified open-end investment management company and was organized as a Delaware statutory trust on April 4, 2006. The Pemberwick Fund, a series of FundVantage Trust (the "Predecessor Fund") was reorganized into a newly created series of the Trust (the "Reorganization") pursuant to an Agreement and Plan of Reorganization dated November 1, 2016.  The Reorganization was approved by the shareholders of the Predecessor Fund at a meeting held on November 17, 2016. The Predecessor Fund transferred all its assets to the Fund in exchange for shares of the Fund and the assumption by the Fund of all the known liabilities of the Predecessor Fund at the close of business on December 5, 2016. The Predecessor Fund commenced operations on February 1, 2010.